As filed with the Securities and Exchange Commission on February 15, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 8

TO

SCHEDULE 14D-1F

TENDER OFFER STATEMENT

PURSUANT TO RULE 14d-1(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934

Western Wind Energy Corp.

(Name of Subject Company)

(Translation of Subject Company’s name into English (if applicable))

British Columbia, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

WWE EQUITY HOLDINGS INC.

an indirect wholly-owned subsidiary of

Brookfield Renewable Energy Partners L.P.

(Bidder)

Common Shares

(Title of Class of Securities)

95988Q108

(CUSIP Number of Class of Securities (if applicable))

Jane Sheere

Brookfield Renewable Energy Partners L.P.

73 Front Street, 5th Floor, Hamilton HM 12, Bermuda

Telephone: 441-295-1443

(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidder)

Copy to:

Mile T. Kurta

Torys LLP

1114 Avenue of the Americas

New York, NY 10036

Telephone: 212-880-6000

November 26, 2012

(Date tender offer first published, sent or given to securityholders)

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.	Home Jurisdiction Documents

Offer to Purchase and Circular, dated November 26, 2012 and as amended by Amendment No. 1 to Schedule 14D-1F filed with the U.S. Securities and Exchange Commission on December 12, 2012 by the bidders (the “Offer to Purchase and Circular”), as well as the related Letter of Transmittal, Notice of Guaranteed Delivery, and advertisement published in The Globe and Mail on November 26, 2012.1

Notice of Variation and Extension dated January 28, 2013 (the “January 28, 2013 Notice”).2

Notice of Extension dated February 11, 2013 (the “February 11, 2013 Notice”).3

Item 2.	Informational Legends

See “Notice to Shareholders in the United States” in the Offer to Purchase and Circular.

See “Notice to Shareholders in the United States” in the January 28, 2013 Notice.

See “Notice to Shareholders in the United States” in the February 11, 2013 Notice.

[1]	Previously filed with the bidders’ Schedule 14D-1F filed on November 26, 2012, as amended by Amendment No. 1 to the Schedule 14D-1F filed on December 12, 2012.
[2]	Previously filed with Amendment No. 4 to the Schedule 14D-1F filed on January 29, 2013.
[3]	Previously filed with Amendment No. 7 to the Schedule 14D-1F filed on February 12, 2013.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The following documents are filed as exhibits to this Schedule:

Exhibit No.	Description

1	Press release dated November 23, 2012[4]

2	Press release dated January 9, 2013[5]

3	Press release dated January 24, 2013[6]

4	Press release dated January 28, 2013[7]

99.1	Lock-up letter agreement between WWE Equity Holdings Inc. and a certain shareholder of Western Wind Energy Corp. dated January 25, 2013[8]

99.2	Lock-up letter agreement between WWE Equity Holdings Inc. and a certain shareholder of Western Wind Energy Corp. dated January 25, 2013[8]

99.3	Lock-up letter agreement between WWE Equity Holdings Inc. and a certain shareholder of Western Wind Energy Corp. dated January 25, 2013[8]

99.4	Lock-up letter agreement between WWE Equity Holdings Inc. and a certain shareholder of Western Wind Energy Corp. dated January 25, 2013[8]

99.5	Lock-up letter agreement between WWE Equity Holdings Inc. and a certain shareholder of Western Wind Energy Corp. dated January 25, 2013[8]

99.6	Lock-up letter agreement between WWE Equity Holdings Inc. and a certain shareholder of Western Wind Energy Corp. dated January 25, 2013[8]

99.7	Press release dated February 8, 2013[9]

99.8	Press release dated February 11, 2013[10]

99.9	Press release dated February 13, 2013

[4]	Previously filed with the bidders’ Schedule 14D-1F filed on November 26, 2012.
[5]	Previously filed with Amendment No. 2 to the Schedule 14D-1F filed on January 10, 2013.
[6]	Previously filed with Amendment No. 3 to the Schedule 14D-1F filed on January 25, 2013.
[7]	Previously filed with Amendment No. 4 to the Schedule 14D-1F filed on January 29, 2013.
[8]	Previously filed with Amendment No. 5 to the Schedule 14D-1F filed on February 7, 2013.
[9]	Previously filed with Amendment No. 6 to the Schedule 14D-1F filed on February 11, 2013.
[10]	Previously filed with Amendment No. 7 to the Schedule 14D-1F filed on February 12, 2013.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.	Undertakings

(a) The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b) The bidder undertakes to disclose in the United States, on the same basis as they are required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial law, regulations or policies, or otherwise disclose, information regarding purchases of the issuer’s securities in connection with the cash tender offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

2.	Consent to Service of Process

(a) The bidder has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.11

(b) Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

[11]	Previously filed contemporaneously with the bidders’ Schedule 14D-1F filed on November 26, 2012.

PART IV — SIGNATURES

By signing this Schedule, Brookfield Renewable Energy Partners L.P. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 15, 2013	BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

by its general partner, Brookfield Renewable Partners Limited

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

By signing this Schedule, WWE Equity Holdings Inc. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 15, 2013	WWE EQUITY HOLDINGS INC.

	By:	/s/ Patricia Bood
Name: Patricia Bood
Title: Secretary, Senior Vice President Legal Services and General Counsel